

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Punit Dhillon
Chief Executive Officer
Skye Bioscience, Inc.
11250 El Camino Real, Suite 100
San Diego , CA 92130

  Re: Skye Bioscience, Inc.
    Registration Statement on Form S-1
    Filed March 27, 2024
    File No. 333-278286

Dear Punit Dhillon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Hamill at 303-844-1008 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: John Hensley